VEON announces the exercise of the Dhabi Group’s put option for its 15 per cent of Pakistan Mobile Communications Limited (PMCL) Amsterdam, 28 September 2020 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces that its partner in Pakistan, the Dhabi Group, has exercised its put option to sell VEON its 15% shareholding in PMCL, the operating company of Pakistan’s leading mobile operator, Jazz. The transaction, which requires independent valuation to determine the fair value of the shareholding, is expected to close in 4Q 2020. Once completed, VEON will own 100% of PMCL and achieve full beneficial ownership of Jazz, allowing it to simplify and streamline governance over its Pakistani assets, as well as capture the full value of dividends paid by PMCL. The put option is presently reflected in VEON Group’s accounts as a liability over a non-controlling interest, the value of which is reappraised on a quarterly basis. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the achievement of the potential benefits of the transactions described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. VEON Contacts Communications Investor Relations Kieran Toohey Nik Kershaw pr@veon.com ir@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200